Exhibit 99.1

PRESS RELEASE

AeroTurbine Signs Four Year Exclusive Surplus Material Purchasing and Remarketing Agreement with American Airlines

Amsterdam and Miami; Feb 22, 2011 — AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced today that its subsidiary AeroTurbine, Inc., Miami, has signed a four year exclusive agreement with American Airlines. Under this agreement, AeroTurbine will have exclusive rights to purchase material deemed surplus by American Airlines and remarket the material globally.

AeroTurbine and American Airlines will jointly run a warehouse in Tulsa, Oklahoma to prepare the material for remarketing.  Furthermore, AeroTurbine will locate personnel on-site within American Airlines to research additional opportunities to reduce American Airlines’ inventory levels.

“American Airlines is a strategically important relationship for AeroTurbine, one we have worked long and hard on developing,” said Michael King, AeroTurbine President and Chief Executive Officer.  “Our desire is for this agreement to lay the foundation for a long term business relationship including all of AeroTurbine’s products and services.  Our expansive global footprint and highly experienced remarketing capabilities were the differentiating factor for reaching this agreement in a competitive environment.”

About AerCap and AeroTurbine

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AeroTurbine is a subsidiary of AerCap focusing on engine leasing and trading, airframe and engine disassembly, aviation supply chain solutions, part sales and MRO services.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com